PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69611

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/22___ AND ENDING ___12/31/22___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___PREP Securities, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2750 Rasmussen Road, Suite 202
(No. and Street)

Park City	UT	84098
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kevin K. Hull	(844) 877-4153	kevin.hull@preppg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CliftonLarsonAllen LLP
(Name – if individual, state last, first, and middle name)

293 Eisenhower Parkway, 2nd Floor	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

10/16/2003		655
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Kevin K. Hull _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ PREP Securities, LLC _____ , as of _____ December 31 _____ , 2022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARLENA CARSON
Notary Public
State of Utah
My Commission Expires 08-08-2026
COMMISSION # 726076

_____
Notary Public

Signature: _____

Title: _____
Principal Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PREP Securities, LLC

Financial Statement

December 31, 2022



CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
PREP Securities, LLC
Park City, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PREP Securities, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



CliftonLarsonAllen LLP
CLAconnect.com

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financials statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses and negative operating cash flows raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.



CliftonLarsonAllen LLP

We have served as the Company's auditor since 2022.

Livingston, New Jersey
March 1, 2023

PREP Securities, LLC

Statement of Financial Condition
December 31, 2022

ASSETS

Cash	$ 366,641
Accounts receivable	5,399
Prepaid expenses	35,779
Total Assets	$ 407,819

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts Payable	$ 96,922
Total Liabilities	96,922
Member's Equity	
Capital	$ 4,985,588
Accumulated Deficit	(4,674,691)
Total Member's Equity	310,897
Total Liabilities and Member's Equity	$ 407,819

The accompanying notes are an integral part of this financial statement.

PREP Securities, LLC

Notes to Financial Statement
December 31, 2022

1.   Organization and Business

PREP Securities, LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly-owned subsidiary of PREP Securities Holdings LLC (the "Parent") and an affiliate of PREP Property Group. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business is providing the regulatory infrastructure to facilitate the distribution of securities products sponsored by its affiliates.

2.   Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

The Company maintains cash at banks that may exceed federally insured amounts at times. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

Accounts receivable

The account receivable represents a balance due from an employee in connection with a duplicate expense reimbursement; payment was received on January 3, 2023. Provisions are established for estimated uncollectible receivables when considered necessary. Due to the nature of the receivables, there is no allowance for doubtful accounts as of December 31, 2022.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes.

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3.   Transactions with Related Parties

The Company experienced a net loss and negative operating cash flows for the year ended December 31, 2022. These factors, without additional capital infusion, cause doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of this report. The Company is a service company in a larger affiliated organization that exists solely for securities regulatory purposes. Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements may be dependent on its access to funding, including capital infusions, from its affiliates. The Company expects that capital infusions from its affiliates necessary to maintain sufficient regulatory net capital will be made on a timely basis for the foreseeable future, but the threat to the Company's ability to continue as a going concern remains unalleviated.

The Company maintains an expense sharing agreement ("ESA") with its Parent and an affiliated entity. The ESA stipulates that the Parent and affiliate will provide shared costs including, office and administrative services (including occupancy), payroll, pension, and employee benefit administrative services for the Company's associated persons for the Company to operate its business. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate the Parent or the affiliate for these shared costs described in the ESA. The Company maintains a separate record of the allocated expenses not reflected in these financial statements. Additionally, the ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice.

An affiliate of the Company serves as paymaster for employees of the Company. The Company reimburses the affiliate for such payments along with reimbursements for other various expenses outside of the ESA. At December 31, 2022 the Company owed the affiliate $65,592, which is included in accounts payable in the accompanying statement of financial condition.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $269,719, which exceeded the required net capital by $263,257 and the Company's ratio of aggregate indebtedness to net capital was 0.36 to 1.

5. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued. No events were noted which would require adjustments or disclosure in the footnotes to the financial statements.